Exhibit 99.9

UNITED UTILITIES PLC
3 OCTOBER 2003

We received a notification on 2 October 2003, from Barclays PLC notifying of its interest on 29 September 2003 in 17,833,990 shares in United Utilities PLC amounting to 3.20% of the issued share capital.

Registered holder	Acct designation	Holding
ALMLUFTTL-18409-CHASE MANHATTAN	ALMLUFTT	284,516
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	206,853
ASUKEXTTL-20947-CHASE MANHATTAN	ASUKEXTT	2,644,260
Bank of Ireland	BNX009IE	151,357
BARCLAYS CAPITAL NOMINEES	—	162,507
Barclays Trust Co & Others	—	6,853
BARCLAYS TRUST CO AS EXEC/	—	3,515
Barclays Trust Co DMC69	—	7,000
Barclays Trust Co E99	—	6,541
Barclays Trust Co NOMS & DYE	—	700
Barclays Trust Co R69	—	63,658
BLEEQTTTL-17011-CHASE MANHATTAN	BLEEQTTT	8,515
BLENTFUKQ-16344-CHASE MANHATTAN	BLENTFUK	31,215
BLENTPUKQ-16345-CHASE MANHATTAN	BLENTPUK	46,941
BLEQFDUKQ-16331-CHASE MANHATTAN	BLEQFDUK	182,350
BLEQPTUEA-16341-CHASE MANHATTAN	BLEQPTUE	77,981
BLEQPTUKQ-16341-CHASE MANHATTAN	BLEQPTUK	508,582
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	36,768
BLINTPUKQ-16342-CHASE MANHATTAN	BLINTPUK	65,539
BLUKINTTL-16400-CHASE MANHATTAN	BLUKINTT	5,167,053
BOSTON SAFE DEPOSIT AND TRUST	591668	125,352
CHASE MANHATTAN BANK	500227	2,545,644
CHASE MANHATTAN BANK	502872	920,283
CHASE MANHATTAN BANK	508068	237,132
CHASE MANHATTAN BANK	527191	883,923
CHASE MANHATTAN BANK	536747	189,027
CHASE MANHATTAN BANK	552942	189,696
Chase Manhattan Bank	585439	8,687
CHATRKTTL-16376-CHASE MANHATTAN	CHATRKTT	271,147
CITIBANK, N.A. (United States)	597367	60,268
Clydesdale Nominees HGB0125	00023700	2,975
Clydesdale Nominees HGB0125	00323410	3,400
Clydesdale Nominees HGB0125	00594414	3,300
Clydesdale Nominees HGB0125	00594988	3,300
Clydesdale Nominees HGB0125	00693013	4,000
Clydesdale Nominees HGB0125	00694478	20,000
Clydesdale Nominees HGB0125	00694516	8,000
Clydesdale Nominees HGB0125	03100047	1,150
Clydesdale Nominees HGB0125	03100144	3,550
Clydesdale Nominees HGB0125	03100756	1,080
Clydesdale Nominees HGB0125	03101361	2,480
Clydesdale Nominees HGB0125	03101574	2,550
Clydesdale Nominees HGB0125	03101612	980
Clydesdale Nominees HGB0125	03101728	1,245
Clydesdale Nominees HGB0125	03101876	3,750
Clydesdale Nominees HGB0125	03102090	2,325
Clydesdale Nominees HGB0125	03102180	2,400
Clydesdale Nominees HGB0125	03102317	1,900
Clydesdale Nominees HGB0125	03102333	2,120
Clydesdale Nominees HGB0125	03102406	2,650
Clydesdale Nominees HGB0125	03105553	3,450
Clydesdale Nominees HGB0125	03105600	2,250
Clydesdale Nominees HGB0125	07000417	14,500
Clydesdale Nominees HGB0125	07000425	14,500
INVESTORS BANK AND TRUST CO.	428169	50,160
INVESTORS BANK AND TRUST CO.	519917	5,788
INVESTORS BANK AND TRUST CO.	555879	10,722
INVESTORS BANK AND TRUST CO.	573039	67,662
INVESTORS BANK AND TRUST CO.	583293	295,509
INVESTORS BANK AND TRUST CO.	586072	51,942
INVESTORS BANK AND TRUST CO.	595966	102,864
INVESTORS BANK AND TRUST CO.	598856	8,560
INVESTORS BANK AND TRUST CO.	600718	128,524
INVESTORS BANK AND TRUST CO.	600727	160,656
INVESTORS BANK AND TRUST CO.	601389	17,847
INVESTORS BANK AND TRUST CO.	911140	16,016
JPMORGAN CHASE BANK	540186	67,581
JPMORGAN CHASE BANK	555465	97,248
JPMORGAN CHASE BANK	599123	16,303
JPMorgan Chase Bank	BTC034IE	6,891
JPMorgan Chase Bank	BTC045IE	63,428
JPMorgan Chase Bank	BTGF04IE	74,164
JPMorgan Chase Bank	BTGF05IE	16,227
JPMorgan Chase Bank	BTGF07IE	13,069
JPMorgan Chase Bank	BTK001IE	67,820
JPMorgan Chase Bank	BTS004IE	60,777
JPMorgan Chase Bank	BTS005IE	7,944
JPMorgan Chase Bank	BTS011IE	23,554
JPMorgan Chase Bank	BTS015IE	17,620
JPMorgan Chase Bank	BTS024IE	6,073
JPMorgan Chase Bank	BTS028IE	247,885
JPMorgan Chase Bank	BTS031IE	3,223
JPMorgan Chase Bank	BTS033IE	5,229
Mitsubishi Trust International	BNN018IE	2,985
NORTHERN TRUST BANK – BGI SEPA	581610	94,250
NORTHERN TRUST BANK – BGI SEPA	584069	39,608
State Street	BNX012IE	10,469
STATE STREET BANK & TRUST – US	713101	560,518
Swan Nominees Limited	—	33,304
Swan Nominees Limited	—	3,685
ZEBAN NOMINEES LIMITED	—	176,167
	Total	17, 833, 990

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.